UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No._1_)


UTIX Group, Inc.

(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)


918032103
(CUSIP Number)
		with a copy to:
Austin W. Marxe		Allen B. Levithan, Esq.
527 Madison Avenue, Suite 2600		Lowenstein Sandler PC
New York, New York 10022		65 Livingston Avenue
			Roseland, N.J. 07068
			(973) 597-2424
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2006
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sections 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Cusip No. 918032103
	1.	Names of Reporting Persons.  I.R.S. Identification Nos. of
above persons (entities only):

	Austin W. Marxe and David M. Greenhouse


	2.	Check the Appropriate Box if a Member of a Group (See
Instructions):
	(a)	[    ]	 	Not Applicable
	(b)	[    ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions):  00

	5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e):
				Not Applicable

	6.	Citizenship or Place of Organization:	    United States

	Number of	7.	Sole Voting Power:	0*
	Shares Beneficially	8.	Shared Voting Power:  5,073,332*
	Owned by
	Each Reporting	9.	Sole Dispositive Power:	0*
	Person With	10.	Shared Dispositive Power:
5,073,332*

	11.	Aggregate Amount Beneficially Owned by Each Reporting
Person:  5,073,332 *

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares
		(See Instructions):		               Not Applicable

	13.	Percent of Class Represented by Amount in Row (11):  77.3% *

	14.	Type of Reporting Person (See Instructions):       IA, IN


* This is a joint filing by Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?). Marxe and Greenhouse share sole voting and investment power over 40,469 Preferred Shares convertible into 363,462 Common Shares and 5,256,058 Warrants to purchase 167,395 common shares owned by Special Situations Cayman Fund, L.P., 15,600 share of Common Stock, 11,562 Preferred Shares convertible into 103,846 Common Shares and 1,501,731 Warrants to purchase 47,886 common shares owned by Special Situations Fund III, L.P., 140,677 Preferred Shares convertible into 1,263,462 Commons Shares and 18,271,058 Warrants to purchase 582,592 common shares owned by Special Situations Fund III QP, L.P., and 192,708 Preferred Shares convertible into 1,730,770 Common Shares and 25,028,846 Warrants to purchase 798,071 common shares owned by Special Situations Private Equity Fund, L.P., See Items 2 and 5 of this
Schedule 13D for additional information.






Item 1.	Security and Issuer.
	This schedule related to the preferred stock and warrants of UTIX Group, Inc. (the ?Issuer?). The Issuer?s principal executive officers are located at 7 New England Executive Park, Suite 610,
Burlington, MA 01803.

Item 2.	Identity and Background.
	The persons filing this report are Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?), who are the controlling principals of AWM Investment Company, Inc. (?AWM?), the general partner of and investment adviser to Special Situations Cayman Fund, L.P. (?Cayman?). AWM also serves as the general partner of MGP Advisers Limited Partnership (?MGP?), the general partner of and investment adviser to Special Situations Fund III, L.P.(?SSF3?) and general partner of Special Situations Fund III QP, L.P. (SSFQP). Marxe and Greenhouse are also members of MG Advisers L.L.C. (?MG?), the general partner of Special Situations Private Equity Fund, L.P. (?SSPE?). AWM serves as the investment adviser to SSFQP and SSPE. (SSF3, SSFQP, Cayman, and SSPE, will hereafter be referred to as, the ?Funds?).

The principal office and business address of the Reporting Persons, is 527 Madison Avenue, Suite 2600, New York NY 10022.

The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

	Mr. Marxe and Mr. Greenhouse have never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have either of them been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Marxe and Mr. Greenhouse are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.
	Each Fund utilized its own available net assets to purchase the securities referred to in this Schedule.

Item 4.	Purpose of Transaction.

	The securities referred to in this Schedule have been acquired by each of the Funds for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer.
Each Fund acquired the securities in the ordinary course of business and is holding the securities for the benefit of its investors.

Item 5.	Interest in Securities of the Issuer.

		Cayman owns 40,469 Preferred Shares convertible to 363,462 Common Shares and 5,256,058 Warrants to purchase 167,395 Common Shares, or 26.0% of the shares outstanding. SSF3 owns 15,600 shares of Common stock, 11,562 Preferred Shares convertible into 103,846 Common Shares and 1,501,731 Warrants to purchase 47,886 Common Shares, or 10.1% of the shares outstanding. SSFQP owns 140,677 Preferred Shares convertible to 1,263,462 Common Shares and 18,271,058 Warrants to purchase 582,592
Common Shares or 55.0% of the shares outstanding. SSPE owns 192,708 Preferred Shares convertible into 1,730,770 Common Shares and 25,028,846 Warrants or 62.6% of the outstanding shares. Messrs. Marxe and Greenhouse share the power to vote and direct the disposition of all shares of Common Stock owned by each of, the Funds. Messrs. Marxe and Greenhouse are deemed to beneficially own a total of 15,600 shares of Common Stock, 385,416 Preferred Shares convertible to 3,461,539 Common Shares and 50,057,693 Warrants to purchase 1,596,193 Common Shares or 77.3% of the outstanding shares.



The following table reflects the acquisition of Convertible Preferred and Warrants in the November 2006 Private Offering.

A.  Special Situations Cayman Fund, L.P.

Date
Quantity
Average Price

(Sales)











Date
Quantity
Average Price

(Purchases)

11/16/2006 Preferred
40,385
        $1.3
11/16/2006 Warrants
6,058
0
B.  Special Situations Private Equity Fund, L.P.

Date
Quantity
Average Price

(Sales)












Date

Quantity

Average Price

(Purchases)




11/16/2006 Preferred
192,708
        $1.3
11/16/2006 Warrants
28,846
0

C.  Special Situations Fund III, L.P.

Date
Quantity
Average Price

(Sales)












Date

Quantity

Average Price

(Purchases)




11/16/2006 Preferred
11,562
        $1.3
11/16/2006 Warrants
1,731
0

 D.  Special Situations Fund III QP, L.P.

Date
Quantity
Average Price

(Sales)












Date

Quantity

Average Price

(Purchases)




11/16/2006 Preferred
140,677
        $1.3
11/16/2006 Warrants
21,058
0


The following table reflects the acquisitions and dispositions by each of the Funds during the sixty days preceding the date of the event that requires the filing of this statement (each of which were effected in ordinary brokers transactions):

C.  Special Situations Fund III, L.P.

Date
Quantity
Average Price

(Sales)












Date

Quantity

Average Price

(Purchases)

During November 2006
15,600
@1.34


Item 6.	Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

		No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Messrs. Marxe and Greenhouse and any other individual or entity.

Item 7.	Material to be Filed as Exhibits.

	Joint Filing Agreement.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: December 11, 2006



	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse
David M. Greenhouse






Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


JOINT FILING AGREEMENT


	Austin W. Marxe and David M. Greenhouse hereby agree that the
Schedule 13D to which this agreement is attached is filed on behalf of each of them.







	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse
David M. Greenhouse






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